Mail Stop 3561

September 12, 2007

Wesley W. von Schack
Chairman, President and Chief Executive Officer
Energy East Corporation
52 Farm View Drive
New Gloucester, ME 04260-5116

> **Re: Energy East Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 16, 2007**
> **File No. 1-14766**

Dear Mr. von Schack:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 20

1.   We note your disclosure "The rights and obligations of the parties to the merger agreement are governed by the express terms and conditions of the merger agreement and not by our discussion or any other information contained in this proxy statement." Please revise to remove any potential

implication that your discussion of the merger agreement does not
constitute public disclosure under the federal securities laws.

The Merger Agreement, page 49

2.   You state that "[t]he rights and obligations of the parties to the merger
        agreement are governed by the express terms and conditions of the merger
        agreement and not by this summary or any other information contained in
        this proxy statement." We also note your disclosure that the merger
        agreement "is not intended to provide any other factual information about
        Energy East." Please revise to remove any potential implication that the
        referenced merger agreement, or any descriptions of its terms, does not
        constitute public disclosure under the federal securities laws.

3.   We note your disclosure that "you should not rely on the representations
        and warranties in the merger agreement (or the summaries below) as
        characterizations of the actual state of facts about Energy East." Please be
        advised that, notwithstanding the inclusion of a general disclaimer, you are
        responsible for considering whether additional specific disclosures of
        material information regarding material contractual provisions are
        required to make the statements included in the proxy statement not
        misleading. Please confirm your understanding in this regard.

                                    * * * * *

        As appropriate, please amend your filing in response to our comments. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your response to our comments.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Daniel S. Brown, Esq.
       LeBoeuf, Lamb, Greene & MacRae LLP